Exhibit 99.2

Management’s Discussion and Analysis

For the Three and Nine months Period Ended April 30, 2021

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 820 Heinz Avenue Berkeley, CA, 94710 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

1. Management’s Discussion and Analysis

The following discussion and analysis are management’s assessment of the results and financial condition of BriaCell Therapeutics Corp. (collectively, “BriaCell”, “we” or the “Company”).

The following information should be read in conjunction with the unaudited condensed interim financial statements for the three and nine months ended April 30, 2021 and the notes to those financial statements, all of which are available on BriaCell’s issuer profile on SEDAR at www.sedar.com and on the Company’s website at www.briacell.com.

The date of this management’s discussion and analysis (“MD&A”) is June 29, 2021. The Company’s comparative amounts in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under RISKS AND UNCERTAINTIES in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Risk factors affecting the Company include risks associated with the undertaking of a new business model; share dilution; a history of operating losses; early stages of development; ability to manage growth; unproven market; manufacturing, pharmaceutical development and marketing capability; pre-clinical studies and initial clinical trials are not necessarily predictive of future results; raw materials and product supply; the need for additional capital and access to capital markets; competition; intellectual property; litigation to protect the intellectual property; dependence upon management; governmental regulation and litigation risk the Company’s ability to attract and retain skilled employees and contractors, and changes in foreign currency exchange rates.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

2. Description of Business

BriaCell was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSXV”), and as of February 24, 2021, on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. The Company is developing a new therapy for advanced breast cancer. The address for the Company’s registered office is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1.

3. Operations Review

Overview

BriaCell is an immuno-oncology focused biotechnology company developing targeted and safe approaches for the management of cancer. Immunotherapies have come to the forefront in the fight against cancer. They harness the body’s own immune system to recognize and destroy cancer cells. BriaCell owns the US patent to SV-BR-1-GM (Bria-IMT™), a whole-cell targeted immunotherapy for cancer (U.S. Patent No. 7,674,456), as well as patents related to PKCδ inhibitors (U.S. Patent Nos. 9,364,460 and 9,572,793). The Company is currently advancing its targeted immunotherapy program by prioritizing a Phase I/IIa clinical trial with Bria-IMT™ in combination with immune checkpoint inhibitors and a companion diagnostic test, BriaDX™, to identify patients likely benefitting from Bria-IMT™. BriaCell currently has a non-exclusive clinical trial collaboration with Incyte Corporation (“Incyte”) to evaluate the effects of combinations of novel clinical candidates. Under the agreement, Incyte and BriaCell will be evaluating novel combinations of compounds from Incyte’s development portfolio with BriaCell’s drug candidates in advanced breast cancer patients. BriaCell is conducting a Phase I/IIa clinical trial of Bria-IMT™, BriaCell’s lead candidate, in a combination study with immune checkpoint inhibitors such as the Incyte drugs INCMGA00012 (an anti-PD-1 antibody similar to pembrolizumab [KEYTRUDA®; manufactured by Merck & Co., Inc. (NYSE: MRK)]) and epacadostat, an orally bioavailable small-molecule inhibitor of indoleamine 2,3-dioxygenase 1 (IDO1). The combination study is listed in ClinicalTrials.gov as NCT03328026.

The Company has demonstrated an early proof of principle with Bria-IMT™ without an immune checkpoint inhibitor and is intent on building upon these results to further develop Bria-IMT™ through additional clinical testing. The results of two previous Phase I clinical trials (one with a precursor of the Bria-IMT™ targeted immunotherapy and the other with Bria-IMT™) were encouraging in terms of both safety and efficacy in patients with stage IV breast cancer who had failed other available therapies including various kinds of chemotherapy. Most notably, a patient with recurrent metastases developed a remarkable response after Bria-IMT™ injections. A lesion in the lung regressed totally and near-complete responses were seen in other lesions. Injections were stopped as the patient completed the clinical protocol. About three months after the last Bria-IMT™ injection, the patient was found to have relapsed, both locally and in distant areas including the brain. Within 2 months after restarting Bria-IMT™ (after having obtained FDA permission), all areas of involvement showed significant regressions, including regression of multiple lesions in the brain.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

This patient was found to allele-match1 with Bria-IMT™ at HLA-DRB1 and HLA-DRB3, human leukocyte antigen (HLA) genes implicated in helper T cell activation and as such potentially involved in the generation of tumor-directed cellular and/or humoral (antibodies) immune responses.

Additional breast cancer patients have been dosed with Bria-IMT™ in 2017-2018, of which some have experienced mixed responses (tumor regression at some sites but not at others). Again, these responses were seen in patients who matched Bria-IMT™ at certain HLA alleles.

These are very preliminary results but suffice to clearly demonstrate biological activity for inducing tumor regression, an excellent safety profile, and validate the preliminary findings. Furthermore, the data adds importantly to a proposed mechanism of action in that all patients with tumor regressions in the initial two clinical trials (without immune checkpoint inhibitor) have had at least 1 HLA allele match with Bria-IMT™. This is an important confirmation that Bria-IMT™ can be effective in shrinking metastatic breast cancer, especially in patients who match at certain HLA alleles.

Subsequently Bria-IMT™ was evaluated in combination with KEYTRUDA® in 11 patients with advanced breast cancer. The combined treatment was generally safe and well tolerated without dose limiting toxicities. Of the eleven patients, 2 had regression of multiple tumors and another had stable disease with clinical benefit. This study is proceeding now evaluating the combination of Bria-IMT™ with the Incyte assets.

Bria-IMT™ was developed from a patient diagnosed with grade 2 breast cancer. As for other cancers, breast cancer can be subdivided based on its histologic appearance (how it looks under the microscope) into grade 1 or well-differentiated (where the microscopic appearance looks a lot like normal breast tissue); grade 2 or moderately differentiated (where the microscopic appearance looks somewhat like normal breast tissue) and grade 3 or poorly differentiated (where the microscopic appearance looks nothing like normal breast tissue). Since Bria-IMT™ is derived from a tumor specimen from a patient with grade 2 breast cancer, it may have retained some of the characteristics of grade 2 disease. Consistently, a high proportion of patients with grade 1 or grade 2 breast cancer who had been involved in our clinical studies had disease control, regardless of HLA-matching, suggesting that this subset may also derive more benefit from the Bria-IMT™ therapy.

1 HLA alleles correspond to HLA types and are typically used to match patients with organs when they are receiving an organ transplant (like a kidney transplant).

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Significant financial and corporate developments during the period

Issuance of a Convertible Note

In a press release dated November 17, 2020, BriaCell announced that it has closed a brokered private placement (the “Offering”) of an unsecured convertible debenture unit of the Company (the “Unit”) to a single subscriber, purchased at a price of $375,000, less an original discount of approximately 29.33%, for aggregate gross proceeds of $265,000.

The Unit is comprised of (A) $375,000 principal amount (“Principal Amount”) of a 5.0% convertible unsecured debenture of the Company (the “Debenture”), due on the earlier of (i) 5 years from the issue date; (ii) the Company receiving $2,000,000 or more by way of private placement or public offering; or (iii) such earlier date as the principal amount hereof may become due, subject to extension upon mutual agreement of the Company and the holder of the Debenture; and (B) 69,188 common share purchase warrants of the Company (“Warrants”).

The Debenture is convertible, at the option of the holder thereof, from the period beginning on May 16, 2021, until the repayment of the Debenture in full, into that number of common shares of the Company (“Common Shares”) computed on the basis of the principal amount of the Debenture divided by the conversion price of $5.42 per Common Share (the “Conversion Price”).

Each Warrant entitles the holder thereof to purchase one Common Share of the Company (each a “Warrant Share”) for a period of five (5) years from the Closing Date at a price of $5.42 per Warrant Share, subject to adjustment as set forth in the Warrants. Each Warrant may also be exercised by presentation and surrender of the Warrant to the Company with a written notice of the Subscriber’s intention to effect a cashless exercise.

The Debenture will bear interest at a rate of 5.0% per annum and the Debenture may be prepaid in full or in part by the Company during the initial 120 day period after issuance of the Debenture without penalty. After 120 days, and only if the Company elects to prepay the Debenture prior to November 16, 2021, the Company will be required to pay a cash prepayment penalty equal to 35% of the Principal Amount of the Debenture (the “Prepayment Penalty”). In the event of default on the Debenture, the interest rate will increase to 12% per annum and a cash penalty payment equal to 40% of the Principal Amount of the Debenture will be added to the Principal Amount of the Debenture (the “Default Penalty”); and the Principal Amount, any accrued and unpaid interest and any other amount owing pursuant the Debenture, including any Prepayment Penalty and/or Default Penalty outstanding at that time shall be accelerated, and shall become immediately due and payable at the option of the holder.

In consideration for the services rendered by ThinkEquity, a division of Fordham Financial Management, Inc. (the “Broker”), the Broker received a cash commission of $26,500 from the Company in connection with the Offering. As additional consideration, the Company also issued to the Broker 4,890 non-transferable compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable to acquire one Common Share at an exercise price of $5.42 at any time in whole or in part for a period of five (5) years from the Closing Date.

On March 1, 2021, the Principal amount and accrued interest we repaid.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Short-Term Loans

During the nine months ended April 30, 2021, the Company received three unsecured loans from two directors and an officer in the total amount of US$25,000 (“Short-Term Loans”). The Short-Term Loans all bear interest at 2.5% annually and are repayable on or before July 31, 2021.

During March 2021, all the short-term loans and accrued interest were repaid.

Nasdaq Capital Market Listing and Concurrent Financing (“Nasdaq Financing”)

On February 26, 2021, the Company closed its previously announced underwritten public offering in the United States. The Company offered 4,852,353 common units at a public offering price of US$4.25 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”), and 1,030,000 pre-funded units at a public offering price of US$4.24 per unit, consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance at an exercise price of US$0.01 per common share. The Warrants have a per share exercise price of US$5.3125, can be exercised immediately, and expire five years from the date of issuance.

The aggregate gross proceeds to the Company from the offering were approximately US$25 million, before deducting underwriting discounts, commissions and other offering expenses. The Company has granted the underwriter a 45-day option to purchase up to 882,352 additional shares of common stock and/or Pre-Funded Warrants and/or 882,352 additional warrants to cover over-allotments, if any. In connection with the closing of this offering, the underwriter has exercised its over-allotment option to purchase an additional 882,352 warrants. The underwriter has retained the right to exercise the balance of its over-allotment option within the 45-day period.

The common shares and warrants began trading on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW” respectively, on February 24, 2021. The underwriter exercised the Over-allotment Option on April 12, 2021 and the company issued 882,352 shares and 882,352 warrants (“Over-allotment Warrants”).

The Company intends to use the net proceeds to fund clinical trials, research and development, and for general working capital and general corporate purposes.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-234292) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on February 23, 2021. This offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Since the Warrants and the Over-allotment Warrants have an exercise price denominated in a different currency (US Dollars) than the functional currency of the Company (Canadian Dollars), these warrants are recorded at their fair value as a derivative liability and revalued at the end of each reporting period.

The fair value of the Offering Warrants and the Over-allotment warrants as of April 30, 2021 were $8.5 million. Subsequent to the balance sheet day, and through to the date of this report, 2,535,300 of the 5,882,353 Offering Warrants and Over-allotment warrants were exercised (“Post Balance Sheet Exercised Warrants”). The fair value of the Post Balance Sheet Exercised Warrants at April 30, 2021, was $3.2 million. The fair value of the Post Balance Sheet Exercised Warrants at their various exercise dates will be reclassified from the warrant liability to equity in the Company’s financial statements for the year ended July 31, 2021. To the extent that additional Warrants and Over-allotment Warrants are exercised prior to the Company’s financial year end, the fair value prior to exercise of these warrants will also be reclassified from warrant liability to equity.

Private Placement

On June 3, 2021, the Company entered into securities purchase agreements (each a “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) pursuant to which the Company will sell to the Investors in a private placement an aggregate of (i) 4,370,343 Shares, (ii) pre-funded warrants to purchase up to an aggregate of 800,000 Shares (the “Private Placement Pre-funded Warrants”) and (iii) warrants to purchase up to an aggregate of 5,170,343 Shares (the “Private Placement Warrants”) for gross proceeds to the Company of approximately US$27,200,000. The combined purchase price for one Share and one Warrant is US$5.26 and the combined purchase price for one Private Placement Pre-funded Warrant and one Private Placement Warrant is US$5.2599. The transactions contemplated by the Purchase Agreement closed on June 7, 2021. Also on June 7, 2021, the Company issued to the placement agent for the private placement warrants (the “Private Placement Agent Warrants”) to purchase up to an aggregate of 258,517 shares. The Private Placement Agent Warrants will be exercisable for five and a half years from the date of issuance and have an exercise price of US$6.19 per share. On June 25, 2021, 750,000 of the Private Placement Pre-funded Warrants were exercised into 750,000 shares.

Stock Option Grant

On March 29, 2021, the Company granted an aggregate of 612,000 incentive stock options (“Stock Options”) to directors, officers, employees and consultants under the Company’s stock option plan (“Stock Option Grant”). Of the Stock Option Grant, 560,000 Stock Options were granted to Insiders, as such term is defined in the Securities Act (British Columbia). The Stock Options are exercisable at US$4.24 per share, vest immediately, and expire in 5 years from the date of issuance.

Changes in the Board of Directors

As noted in a press release dated December 1, 2020, BriaCell announced that Mr. Martin Schmieg has re-joined the Company as a member of its Board of Directors, replacing Mr. Richard J. Berman who was appointed to the board on August 12, 2019, but subsequently resigned on October 26, 2020 citing other commitments.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Mr. Schmieg has served as a member of BriaCell’s Board of Directors from 2016 to 2019, and is a “C” level executive with a diversified background in the global biotech, med-tech and pharmaceutical industries with 40 years of business experience. He currently serves as Co-Founder and CEO of ClearIt, LLC., a private company based in Massachusetts. As a hands-on leader, Mr. Schmieg’s early career focused on accounting and financial management responsibilities serving as Chief Financial Officer to privately held Cytometrics, Inc. (“Cytometrics”), Advanced Bionics Corporation, publicly traded Sirna Therapeutics, Inc. (“Sima Therapeutics”) and Isolagen, Inc. With Cytometrics, he raised $55 million in four rounds of venture capital financing to bring the company’s Cytoscan® instrument to market. With Advanced Bionics, he was the financial architect of the company’s sale to Boston Scientific (BSX) for $4.2 billion. With Sirna Therapeutics and in collaboration with its venture owners, he co-developed the company’s strategic plan which led to the company’s acquisition by Merck & Co for $1.3 billion.

In 2006, Mr. Schmieg assumed the position of Chief Executive Office of Freedom-2, Inc. (“Freedom-2”), a venture start-up in novel dermatology applications. While at Freedom-2, Mr. Schmieg raised $14 million in venture capital and led the company in the development and market introduction of InfinitInk®, which was a Time Magazine “Invention of the Year” in 2008. In 2009, Mr. Schmieg reversed merged Freedom-2 into Nuvilex, Inc., now PharmaCyte, Inc.

Since 2010, Mr. Schmieg has been providing strategic advisory services to the life sciences industry including engagements with the following companies: NeoStem, Inc. (now Caladrius Biosciences, Inc.), Beckman Coulter Genomics, Calimmune, Inc., Cryoport, Inc., Sapientia Pharmaceuticals, Inc. and Rokk3r Labs, LLC. Martin holds a BS from LaSalle University, Philadelphia, PA and is a certified public accountant.

On May 31, 2021 Dr. Charles Wiseman resigned for the Board but remains involved in the Company as Principal Research Advisor. Dr Wiseman was instrumental in founding the Company and advancing the science and remains committed to the success of the Company.

After these restructuring events, the current Board of Directors consisted of:

■	Dr. William V. Williams, Director and Chief Executive Officer;
■	Mr. Jamieson Bondarenko, Director and Chairman of the Board;
■	Dr. Charles Wiseman, Director;
■	Dr. Rebecca Taub, Director;
■	Mr. Vaughn C. Embro-Pantalony, Director;
■	Mr. Martin Schmieg, director

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Shareholder Meeting

On May 19, 2021, BriaCell announced the results of its annual general and special meeting of shareholders of the Company (the “Shareholders”) for the years ended July 31, 2019 and July 31, 2020 held on May 18, 2021 (the “Meeting”). A total of 1,685,180 common shares of the Company (the “Common Shares”) were voted, representing 22.36% of the Company’s issued and outstanding Common Shares. At the Meeting, the Shareholders overwhelmingly voted in favor of all proposed resolutions that consisted of the following:

■	The number of directors set at six;
■	Election of Dr. William V. Williams, Mr. Jamieson Bondarenko, Dr. Charles Wiseman, Dr. Rebecca Taub, Mr. Vaughn C. Embro-Pantalony, and Mr. Martin Schmieg as directors of the Company;
■	Appointment of MNP LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration;
■	Renewal of the Company’s stock option plan;
■	Ratification of the number of directors set at six for the prior year ended July 31, 2019;
■	Ratification of the election of Dr. William V. Williams, Mr. Jamieson Bondarenko, Mr. Richard Berman, Mr. Vaughn C. Embro-Pantalony, Dr. Rebecca Taub, and Dr. Charles Wiseman as directors of the Company for the prior year ended July 31, 2019;
■	Ratification of the appointment of MNP LLP as the auditors of the Company for the prior year ended July 31, 2019 and ratifying the directors authorization to fix their remuneration;
■	Ratification of the Company’s stock option plan for the prior year ended July 31, 2019; and
■	Ratification of holding the Company’s annual general and special meeting for the year ended July 31, 2019 on May 18, 2021.

Having received Shareholder approval, the Company’s stock option plan remains subject to approval from the TSX Venture Exchange. The formal report on voting results with respect to all matters voted upon during the Meeting will be filed on the Company’s SEDAR profile at www.sedar.com.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Clinical Operations

Bria-IMT™ PHASE I//IIa “monotherapy” clinical trial (Expanded Clinical Trial; ClinicalTrials.gov Identifier: NCT03066947)

Clinical Operations – Safety and Efficacy Data

As outlined in press releases dated April 23, 2019 and May 28, 2019, BriaCell has obtained evidence of efficacy and safety of Bria-IMT™ (Bria-IMT™) in the Clinical Trial (ClinicalTrials.gov Identifier: NCT03066947): Twenty-three patients received inoculations since the trial began in early 2017. The patients were all very heavily pre-treated with an average of 4 prior systemic therapy regimens (chemotherapy, biological therapy and/or “targeted” therapies). The regimen was well tolerated, had few side effects, and appears safe. Imaging studies have demonstrated regression of metastatic tumors in some patients especially those who match Bria-IMT™ at HLA alleles. Interim results were presented at the ASCO-SITC meeting on March 1, 2019, the Precision Breast Cancer Summit on April 25, 2019, and the 2nd Annual Next Gen Immuno-Oncology Congress on September 19, 2019, a total of 27 patients were treated with the Bria-IMT™ regimen: 4 in Dr. Wiseman’s original series in 2004-2006 and 23 in the monotherapy study (ClinicalTrials.gov Identifier: NCT03066947).

At completion of the clinical trial (ClinicalTrials.gov identifier: NCT03066947), a total of 23 subjects had been dosed (press release dated January 2, 2019). Patients were evaluated for clinical and immune responses. Clinical responses could include progressive disease (PD), stable disease (SD), partial response (PR) or complete response (CR). Patients with SD, PR or CR were considered to have disease control. The clinical responses were influenced by the ability of the patients to develop a cellular immune response against Bria-IMT™. Those unable to develop a cellular immune response (as measured by delayed-type hypersensitivity - DTH) did not respond, while of those who did respond all had evidence of a DTH response. These results for Dr. Wiseman’s original series in 2004-2006 (4 patients) and the monotherapy study (ClinicalTrials.gov Identifier: NCT03066947) (23 patients) are noted here.

Patients	HLA Match	Disease Control*	Disease Control in Immune Responders**
N=6	≥ 2	50%	75%
N=20	≥ 1	25%	33%
N=7	0	29%	29%

Clinical responses for patients treated with Bria-IMT regimen monotherapy in the Phase I/IIa studies. These data support the hypothesis that both the ability to mount an immune response to Bria-IMT™ and at least one HLA match may be predictive of patients more likely to derive clinical benefit.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Bria-IMT™ PHASE I//IIa “combination therapy” clinical trial (ClinicalTrials.gov Identifier: NCT03328026)

Clinical Operations - Combination study of Bria-IMT™ with Immune Checkpoint Inhibitors

Immune checkpoint inhibitors such as pembrolizumab (KEYTRUDA®; anti-PD-1), designed to overcome immune suppression in cancer patients, have come to the forefront in the fight against cancer with substantial benefits for some patients. Bria-IMT™, in essence a breast cancer cell line with features of immune cells (the cells that start immune responses) and engineered to produce an immune-activating factor (GM-CSF), has been shown to stimulate T cells, i.e., important cells of the immune system. BriaCell has published these findings in a leading immunology journal in the first half of 2018. Based on the published, proposed mechanism of action of Bria-IMT™, the Company envisions that Bria-IMT™ and immune checkpoint inhibitors can exert additive or synergistic tumor-directed effects. It is important to note that pembrolizumab (KEYTRUDA®) and related checkpoint inhibitors have not been shown to work well on their own in breast cancer but are approved for other indications.

Summary of Early Data of Bria-IMT™ with KEYTRUDA® Combination Study

■	All 11 patients were very heavily pre-treated with a median of 5 prior systemic therapy regimens (such as chemotherapy) prior to enrollment in BriaCell’s Combination Study.

■	These patients previously did not respond to a number of currently available therapies, and many had very weak immune systems, further emphasizing the importance of the positive results observed in BriaCell’s Combination Study.

Efficacy Data

Four patients rolled-over from BriaCell’s Bria-IMT™ monotherapy study:

■	One woman with stable disease on monotherapy had been on 8 prior chemotherapy regimens and had extensive tumor growth in her liver. She experienced a 25% reduction in the sum of diameters of her liver metastases within 2 months.

■	She had a tumor type that typically does not respond to KEYTRUDA® alone, suggesting distinct benefits by the Combination Study.

■	Of note, she is not an HLA match with Bria-IMT™ suggesting that the combination with KEYTRUDA® may not require a ‘match with Bria-IMT™’ to result in tumor reduction. Consequently, the Combination Study regimen may work for patients regardless of HLA matching.

■	She was able to develop a very strong immune response to Bria-IMT™ (as measured by skin testing (DTH)).

■	Three women on the monotherapy study had progressive disease prior to entry into the Combination Study – they were only dosed for a short time, and either discontinued the treatment or showed progressive disease. They had very weak immune systems and very advanced cancer prior to BriaCell’s Combination Study.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Seven patients entered the Combination Study directly without previous Bria-IMT™ treatment:

■	One woman who had been on 12 prior regimens with 16 different agents, including 13 chemotherapy agents, had breast cancer metastatic to the adrenal gland and to the dura mater (the outside lining of the brain) and behind the left eye (orbital tumor).

■	After less than 2 months on treatment, she had a marked reduction in the size of her adrenal and dural metastases.

■	She matched Bria-IMT™ at two HLA alleles (“type”).

■	She was able to develop and very strong immune response to Bria-IMT™ (as measured by skin testing (DTH)).

■	There is more on this patient below (see January 13, 2020, press release information).

■	One woman achieved stable disease, in spite of 9 prior anti-cancer regimens (including 6 chemotherapy regimens and 3 biological therapy regimens) and therefore appears to have derived clinical benefit from the combination treatment. She matched Bria-IMT™ at one HLA allele (“type”).

Safety Data

The combination was very safe and well-tolerated in all 11 patients of the study.

On January 9, 2020, BriaCell announced it had identified a new group of patients with high levels of clinical benefit in response to its novel immunotherapy, and its combinations.

Breast cancer is subdivided into 3 categories based on its appearance under the microscope: Grade 1 (well differentiated), Grade II (moderately differentiated) and Grade III (poorly differentiated). The Bria-IMT™ cell line was derived from a Grade II tumor biopsy. Upon reanalysis of some of its clinical data, BriaCell learned of correlative patterns of tumor response in Grade I/II breast cancer patient populations. In the Company’s view, this seems logical because Bria-IMT™ is derived from a Grade II (moderately differentiated) breast cancer tumor. Importantly, approximately 40% of recurrent breast cancers are Grade I/II.

Monotherapy: The clinical benefit rate in BriaCell’s monotherapy studies for Grade I/II patients with immune responses was 5/7 (71%) despite the fact that these patients were very heavily pre-treated with a median of 7 prior regimens (such as chemotherapy).

Combination study of Bria-IMT™ with KEYTRUDA®: All 3 patients with Grade I/II tumors had clinical benefit (100%). All of these patients had been very heavily pre-treated with 14-15 prior regimens.

Further analysis of the patients with Grade I/II tumors shows that patients with greatest tumor reductions within the Grade I/II subset also had double HLA matches with Bria-IMT™ in both monotherapy and combination study groups. Based on the Company’s new findings, it believes it is able to identify a sizeable patient population who will derive significant clinical benefit from treatment with Bria-IMT™, adding further biomarker capability incremental to the Company’s HLA-matching hypothesis.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

On January 13, 2020, the Company provided an update on the previously-announced top responder (“Remarkable Responder”) in the combination study of its lead candidate, Bria-IMT™, with Incyte’s INCMGA00012 (retifanlimab), a PD-1 inhibitor. The patient, who had experienced notable tumor shrinkage while on treatment with Bria-IMT™ in combination with the PD-1 inhibitor pembrolizumab [KEYTRUDA®; manufactured by Merck & Co., Inc. (NYSE: MRK)], had since transitioned to treatment in combination with INCMGA00012. On this combination treatment, the patient had had a subsequent further remarkable reduction in a breast cancer tumor behind the left eye in the left orbital region. This tumor, which had pushed the eye forward from the skull (known as proptosis), had resolved following 3 months of treatment. The tumor had shrunk by 19% during treatment with the Bria-IMT™ regimen in combination with KEYTRUDA®, and had completely disappeared during treatment in combination with INCMGA00012. While not all of the patient’s tumors resolved, the proptosis and associated eye problem were resolved. This patient had an overall 70% reduction in the sum of diameters of her measurable tumors, qualifying as a partial response (PR).

BriaCell’s “matching hypothesis” has been further strengthened: The Remarkable Responder matched Bria-IMT™ at 2 HLA loci (HLA-C and HLA-DRB3). BriaCell’s immunotherapy treatment appears most effective when the patient’s HLA-type matches the Bria-IMT™ HLA-type as concluded in prior Phase IIa proof-of-concept work.

This patient remained on study for over 9 months before there was disease progression.

Combination Therapy with Incyte Drugs

On October 7, 2019, BriaCell announced dosing of the first patient in its Phase I/IIa Study evaluating Bria-IMT™ in combination with INCMGA00012 (retifanlimab) and epacadostat in patients with advanced breast cancer. The study design includes an initial group of patients to be treated with the Bria-IMT™ regimen in combination with INCMGA00012, Incyte’s PD-1 inhibitor (similar to KEYTRUDA®) to establish safety. A subsequent group of patients will be treated with the triple combination of the Bria-IMT™ with INCMGA00012 and epacadostat, Incyte’s IDO inhibitor. The dose of epacadostat to be used has been established to be safe when given in combination with INCMGA00012 in patients with cancer. The goal is to remove cancer-induced suppression of the immune system (i.e., taking the foot off the brakes that the cancer puts on the immune system) thereby awakening the immune response. This should permit the potent immune responses induced by the Bria-IMT™ regimen (i.e., putting the foot on the gas pedal) to attack the cancer.

As noted in a press release dated October 21, 2020, BriaCell announced the overall survival (OS) data of its lead product candidate, Bria-IMT™, in combination with Checkpoint Inhibitors in advanced breast cancer patients. Additional overall survival data from the clinical studies was presented in a poster session on December 9 – 11 during the 2020 San Antonio Breast Cancer Symposium® (SABCS), a virtual event.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Median OS of over 12 months was observed for patients with Grade I/II tumors treated with Bria-IMT™ either with or without an immune checkpoint inhibitor. Checkpoint inhibitors included pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and more recently, Incyte’s INCMGA00012 (by Incyte Corporation). This data is derived primarily from patients previously disclosed (see press release dated June 22, 2020). An OS of 7.2-9.8 months in similar patients with metastatic breast cancer in the third line setting has recently been published (Kazmi S, et al. “Overall survival analysis in patients with metastatic breast cancer and liver or lung metastases treated with eribulin, gemcitabine, or capecitabine.” Breast Cancer Res Treat. 2020).

Clinical Update – Survival Data

In a press release dated June 2, 2021, BriaCell provided an update on the overall survival (OS) data on its previously disclosed advanced breast cancer patients. These women were treated with BriaCell’s lead candidate Bria-IMT™ as monotherapy and also in combination with checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.) and Incyte’s retifanlimab (manufactured and provided under a corporate collaboration with Incyte Corporation).

HLA-Typing: Cells with HLA (human leukocyte antigen) molecules on their surface determine and trigger the body’s immune response. BriaCell’s immunotherapy treatment appears most effective when the patient’s HLA-type matches with Bria-IMT™, allowing BriaCell to potentially identify patients most likely to respond. HLA-typing is a simple and widely available test.

Tumor Grade: BriaCell has noted clinical benefit in its patients with grade I and grade II tumors, suggesting another subgroup of patients for whom BriaCell’s treatment would be most effective.

BriaCell Treatment 1					Leading Treatment Comparison 2
N =	Filter	Prior Regimens	Overall Survival	vs.	Prior Regimens	Overall Survival
7	Combination Therapy	9	12.0 months		2	7.2 - 9.8 months
9	1+ HLA	8	12.1 months
5	2+ HLA	5	13.4 months
6	Tumor Grade I/II	12	12.5 months
Patient 06-005 [3]	2 HLA; Grade II	13	21.4 months

1) BriaCell treats severely sick patients, as indicated by the “Prior Regimens” column. To more accurately present survival data, BriaCell has included only those women able to mount an immune response. Patients from both the monotherapy and combination therapy are included unless otherwise indicated.

2) Overall survival of 7.2-9.8 months in similar patients with metastatic breast cancer who have failed 2 prior therapy attempts (third line setting); Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17.

3) Remarkable Responder highlighted; included within subsets “Tumor Grade I/II” and “2+ HLA”.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Highlighting BriaCell’s Top Responder:

Initially announced on Sep. 19, 2019 and subsequently on Jan. 13, 2020, BriaCell has continued to emphasize this patient’s positive response to BriaCell’s treatment. Prior to BriaCell’s treatment, the patient had received 12 regimens with 16 agents (incl. 13 chemotherapies), yet her condition worsened and included a gruesome orbital tumor that metastasized behind her left eye and caused the eye to bulge from its socket (proptosis). After just six months of BriaCell’s treatment, the orbital tumor had been completely eliminated, and she survived for over 21 months, a significant clinical benefit.

Figure 1: The figure shows MRI scans of the top responder patient. The arrows on the images (baseline scans) show the location of the orbital tumors. As shown on the images on the right hand side, the tumors were eliminated following 6 months of treatment with the Bria-IMT combination regimen.

In the figure above, and with tumors indicated by white arrows, complete resolution of the orbital tumor was observed after six months on BriaCell’s treatment. Of note, she had two HLA matches with Bria-IMT™ and a grade II tumor, supporting BriaCell’s hypotheses outlined above.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Clinical Operations – Clinical Sites

Enrollment in the Phase I/IIa “monotherapy” study with Bria-IMT™ (ClinicalTrials.gov Identifier: NCT03066947) was completed in November 2018. All patients have either ceased treatment or “rolled over” to the “combination therapy” trial (Combination Study of SV-BR-1-GM in Combination With Pembrolizumab, ClinicalTrials.gov Identifier: NCT03328026). As of November 20, 2020, 12 patients have been dosed in the latter “combination therapy” trial as noted above. The following clinical sites are listed in the combination therapy trial (ClinicalTrials.gov Identifier: NCT03328026):

■	St. Joseph Heritage Healthcare, Santa Rosa, CA; Principle Investigator: Dr. Jarrod P Holmes, M.D.
■	Sylvester Comprehensive Cancer Center, University of Miami, FL: Principal Investigator: Dr. Carmen J Calfa, MD
■	Cancer Center of Kansas (CCK): Principle Investigator: Dr. Shaker R. Dakhil, MD. Under the direction of Dr. Dakhil, the Cancer Center of Kansas lists 16 offices, and 13 Sub Investigators.

Presentations and public updates

Conference and Symposia Presentations

3rd Annual Biologics World Nordic 2020 Conference

As noted in a press release dated September 15, 2020, BriaCell announced that Dr. Bill Williams, BriaCell’s President & CEO, will be presenting at the 3rd Annual Biologics World Nordic 2020 Conference, a virtual event held during September 30 – October 1, 2020.

The presentation is posted on https://briacell.com/novel-technology/scientific-publications/.

The details of BriaCell’s presentation are as follows:

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Presentation Title: Targeted Immunotherapy for Breast Cancer: A Personalized Off-the-Shelf Approach

Date and Time: September 30, 2020 - 3.30 PM (UTC+1) or 10:30 AM (ET)

San Antonio Breast Cancer Symposium®

As noted in a press release dated October 6, 2020, BriaCell announced that its lead product candidate, Bria-IMT™, will be featured in a poster session on December 9 – 11 during the 2020 San Antonio Breast Cancer Symposium® (SABCS), a virtual event. As further noted in a press release dated December 9, 2020, BriaCell announced the presentation of clinical data at the 2020 San Antonio Breast Cancer Sumposium®.

The poster summarized the clinical and pathological data of the Bria-IMT™ monotherapy study and Phase I/IIa clinical study of Bria-IMT™ in combination with immune checkpoint inhibitors including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and more recently, Incyte’s INCMGA00012 (by Incyte Corporation), in advanced breast cancer.

The presentation is posted on https://briacell.com/novel-technology/scientific-publications/.

The details on the poster presentations are as follows:

Abstract Number: 1313

Presentation Title: Response to a modified whole tumor cell targeted immunotherapy in patients with advanced breast cancer correlates with tumor grade Session Date: December 9-11, 2020

Program Number: PS17-20 Session Title: Poster Session 17

The abstracts for these presentations are available online on the SABCS website at https://www.sabcs.org.

Highlights of the Clinical Data:

30 patients were treated with the Bria-IMT™ regimen (19 with the Bria-IMT™ regimen alone, 4 who began on the Bria-IMT™ regimen and transitioned to combination with a combination with Incyte’s INCMGA00012, and 7 with combination therapy with of Bria-IMT™ with KEYTRUDA®).

11 of those patients had moderately-well differentiated tumors:

●	70% of these patients who were able to develop an immune response showed disease control suggesting that the Bria-IMT™, with a molecular signature most closely related to moderately-well differentiated tumors, may result in disease control especially in patients with moderately-well differentiated tumors. These patients were very heavily pre-treated with a median of 7 prior systemic therapy regimens (including chemotherapy, biological and “targeted” therapy). The median Progression-free survival (PFS) of this cohort was 5.7 months in the monotherapy study, and 6.9 months in combination therapy. Of the group, there were 9 patients with evaluable lesions including 6 with stable disease and 2 with partial responses according to RECIST criteria. One patient with stable disease had a marked reduction in numerous non-target lesions. The data suggests clinical and survival benefit for patients with moderately-well differentiated tumors who were treated with the Bria-IMT™ regimen with or without check point inhibitors. Notably, the survival benefit was higher in the group that received the Bria-IMT™ regimen with check point inhibitors suggesting an additive or synergistic effect.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

●	The median overall survival (OS) for the combined monotherapy and combination therapy was 12.5 months (data on 6 patients with moderately-well differentiated tumors). An OS of 7.2-9.8 months in similar patients with metastatic breast cancer in the third line setting has recently been published (Kazmi S, et al. “Overall survival analysis in patients with metastatic breast cancer and liver or lung metastases treated with eribulin, gemcitabine, or capecitabine.” Breast Cancer Res Treat. 2020). This suggests a potentially significant survival benefit for the patients treated with the Bria-IMT™ regimen alone or in combination with check point inhibitors.

In summary, BriaCell observed tumor reduction and clinical benefit in heavily pre-treated advanced breast cancer patients, especially in those with moderately-well differentiated tumors, treated with the Bria-IMT™ regimen with or without immune checkpoint inhibitors. The addition of immune checkpoint inhibitors to the Bria-IMT™ regimen appeared to provide an additional clinical benefit suggesting an additive or synergistic effect.

Keystone Symposium®

As noted in a press release dated January 26, 2021, BriaCell presented clinical data at the Keystone Symposium, “Emerging Cell Therapies: Realizing the Vision of NextGen Cell Therapeutics”.

Presentation Title: Personalized off-the-shelf whole cell immunotherapy for cancer.

Highlights of the Clinical Data:

Monotherapy Study – 27 patients: The patients were heavily pre-treated (median of 5 prior therapy regimens). Disease control including stable disease (SD), partial responses (PR) or complete responses (CR) was seen in 8 patients (30%) suggesting clinical benefit. Importantly, disease control was more frequent in patients who had 2 or more HLA matches with Bria-IMT™ (67%) or had moderately or well differentiated tumors (63%) suggesting the potential importance of these factors in designing the next generation of personalized immunotherapies.

Combination Study – 12 patients (Bria-IMT™ regimen with checkpoint inhibitors): The patients were heavily pre-treated (median of 6 prior therapy regimens). Disease control was seen in 4 patients (33%). Importantly, patients with moderately or well differentiated tumors were more likely to achieve disease control (3/4, 75%) suggesting clinical benefit in this subset of patients. Furthermore, the data suggests the potential additive or synergistic effects of check point inhibitors when combined with the Bria-IMT™ regimen.

Patients with moderately or well differentiated tumors: The patients with moderately or well differentiated tumors (monotherapy and combination therapy studies combined) were heavily pre-treated (median of 8 prior therapy regimens). Disease control was seen in 7 of 11 patients (64%) suggesting clinical benefit in this subset of patients. This included 2 of 5 patients with objective responses, both of whom had 2 or more HLA matches with Bria-IMT™. Overall survival (OS), collected in 6 patients, was 12.5 months suggesting clinical benefit. In comparison, an OS of 7.2-9.8 months was reported in similar patients in the third line setting (Kazmi S, et al., Breast Cancer Res Treat. 2020).

Capitalizing on these findings, BriaCell has engineered cell lines to express specific HLA alleles allowing a single HLA match with ~99% and a double HLA match with ~90% of the population. These cell lines will provide a personalized approach to cancer immunotherapy that is pre-manufactured rather than prepared individually per patient, eliminating the time and complex manufacturing logistics of other personalized immunotherapies.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

American Association for Cancer Research Annual Meeting 2021

As noted in a press release dated March 30, 2021, BriaCell announced that that it was selected to present at the American Association for Cancer Research (AACR) Annual Meeting 2021, a virtual meeting, held over two weeks (Week 1: April 10-15; Week 2: May 17-21).

As noted in a press release dated April 12, 2021, BriaCell announced the presentation of results from clinical studies with its lead product candidate, Bria-IMT™, summarized in a poster session held at the American Association for Cancer Research (AACR) Annual Meeting 2021, a virtual meeting, held over two weeks (Week 1: April 10-15; Week 2: May 17-21).

The findings indicate disease control in advanced breast cancer patients, including stable disease (SD), partial responses (PR) or complete responses (CR). Disease control was especially noted in patients with Grade I/II (i.e. well or moderately differentiated) tumors or those that matched Bria-IMT™ at 2 or more HLA alleles. Patients with low or undetectable levels of circulating cancer cells were more likely to benefit from therapy.

Patients were treated with the Bria-IMT™ regimen alone (i.e. monotherapy study) or the Bria-IMT™ regimen in combination with immune checkpoint inhibitors, including pembrolizumab (KEYTRUDA®; manufactured by Merck & Co., Inc.), and, more recently, Incyte’s retifanlimab (INCMGA00012, under a corporate collaboration with Incyte Corporation). Dr. Bill Williams, BriaCell’s President & CEO, presented the results of the clinical and pathological analysis. The patient data summarized and discussed belong to previously disclosed patients (i.e., no incremental numbers enrolled).

Details and results on the poster presentation are summarized below:

Poster Title: Predictors of response to a modified whole tumor cell immunotherapy in patients with advanced breast cancer from two phase I/IIa trials

Analysis and Discussion:

The Bria-IMT™ regimen with or without checkpoint inhibitors is able to induce an effective immune response and disease control in heavily pre-treated advanced breast cancer patients. The patients were all heavily pretreated and failed multiple prior regimens.

Delayed Type Hypersensitivity (DTH) to Bria-IMT™ analysis identified a group with significantly higher rates of disease control and progression-free survival (8 months) in both monotherapy and combination therapy studies suggesting a robust immune response is predictive of clinical benefit in these patients.

Highest levels of disease control and PFS was observed in patients who matched Bria-IMT™ at 2 or more HLA alleles in the monotherapy study but not in the combination therapy study supporting our strategy to develop Bria-OTS™, an off-the-shelf personalized immunotherapy for advanced breast cancer.

Patients with Grade I/II tumors (median of 8 prior therapy regimens) were more likely to respond with disease control (67%) and longer progression free survival. The response was more pronounced in the patients in the combination therapy study suggesting additive or synergistic effects of checkpoint inhibitors when combined with the Bria-IMT™ regimen. Bria-IMT™, with a molecular signature most closely related to Grade I/II tumors, may result in disease control and clinical benefit especially in this subset of patients.

A copy of the poster is posted at the following: https://briacell.com/novel-technology/scientific-publications/.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Media Outreach

In a press release dated April 15, 2021, BriaCell announced that it had recently expanded its investor and media outreach platform in order to enhance communication with investors and increase investor awareness of and interest in the Company, its product candidates, and its clinical programs. The comprehensive program is expected to enhance BriaCell’s dialogue with institutional and retail investors, industry analysts, and the investing public. The following IR and PR groups are currently engaged by the Company. It is important to disclose that BriaCell is unrelated and unaffiliated with each of the following entities, but the following firms and their clients may have an interest, directly or indirectly, in the securities of BriaCell.

CorProminence, LLC d/b/a CORE IR (“Core IR”): Based in Garden City, NY, Core IR is a leading investor relations firm that provides investor relations services pursuant to a marketing and consulting agreement dated March 15, 2021 and amended on April 9, 2021 (the “Agreement”). Services will include the initiation of strategic market and investor awareness programs by providing comprehensive corporate and shareholder communications development services that will promote the Company’s brand. All such services and goals are subject to the prior approval of the Company. The Agreement has a six-month term (“Initial Term”) and thereafter automatically renews for consecutive six-month terms (“Renewal Term”), unless BriaCell or Core IR provide written notice of its intention not to renew the Agreement five (5) days prior to the end of the Initial Term or any Renewal Term. Core IR will be compensated out of working capital in monthly instalments of USD$13,500 (“Monthly Retainer”). In addition to the Monthly Retainer, BriaCell has granted Core IR an option to purchase up to 60,000 common shares of BriaCell (“Options”) under BriaCell’s stock option plan dated November 24, 2014. The Options are exercisable at US$4.24 per common share of BriaCell (“Shares”). The right to exercise the Options vests in four quarterly installments of 15,000 Shares while the contract is in effect, with the first installment to vest on July 12, 2021. BriaCell has no interest in Core IR or its securities. Core IR has no interest in BriaCell or its securities, except as set out in this news release. Core IR is not a Non-Arm’s Length Party of BriaCell, as that term is defined in TSX Venture Exchange (“TSXV”) policies. The engagement of CORE IR remains subject to the approval of the TSXV.

Dig Media Inc. d/b/a Investing News Network (“INN”): INN is a private company headquartered in Vancouver, Canada, dedicated to providing independent news and education to investors since 2007. BriaCell entered into a campaign allocation agreement with INN on March 29, 2021 for a term of 12-months (the “INN Agreement”). Pursuant to the INN Agreement, INN will provide advertising to increase awareness of the Company. INN does not provide Investor Relations or Market Making services. The INN Agreement is a non-cancellable binding contract. INN will be compensated out of working capital semi-annually in the amount of US$68,000. INN currently holds 1,163 shares of BriaCell. INN is not a Non-Arm’s Length Party of BriaCell, as that term is defined in TSX Venture Exchange policies. The engagement of INN remains subject to the approval of the TSXV.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

SmallCapVoice.com, Inc.: Based in Cedar Park, TX, SmallCapVoice.com, Inc. (“SmallCapVoice”), is a leading online marketing and investor relations firm that specializes in providing investor communication services to small cap companies using online tools like Search engine optimization (SEO), social media, email campaigns, audio interviews, etc. It is known for its ability to help emerging growth companies build a following among retail and institutional investors in the United States and Canada. On March 24, 2021, BriaCell entered into a financial public relations agreement with SmallCapVoice for a term of one month (“SmallCapVoice Agreement”). Services provided to the Company under the SmallCapVoice Agreement include social media, email campaigns, and audio interviews. SmallCapVoice shall be compensated out of working capital at the end of each month in the amount of US$3,250. Either party to the SmallCapVoice Agreement may terminate the SmallCapVoice Agreement upon one month notice to the other party. The engagement of SmallCapVoice remains subject to the approval of the TSXV.

Pursuant to the option issuance disclosed on March 30, 2021, the options will have an amended effective date of April 13, 2021. All other terms and quantities remain the same.

In a press release dated April 21, 2021, SmallCapVoice.com Inc. (“SCV”) announces the availability of a new interview with Bill Williams, M.D., President and CEO of BriaCell Therapeutics Corp. (NASDAQ: BCTX, BCTXW) (TSX-V: BCT) (“the Company”), to discuss the Company’s targeted immunotherapies for breast cancer and its unique position as a clinical-stage biotech company.

BriaCell develops novel targeted therapies for the management of cancer. Speaking with SCV’s Stuart Smith, Dr. Williams discusses BriaCell’s drug pipeline, highlighting lead candidate, Bria-IMT™, for advanced breast cancer.

As the second-leading cause of cancer in women, breast cancer kills 43,000 women in the U.S. each year. With Bria-IMT™, BriaCell sees the potential to change these statistics; Bria-IMT™ has achieved positive proof-of-concept (POC) in one of our clinical programs, where it improved the survival rate of women with advanced-stage breast cancer.

While the positive data was an obvious win for BriaCell in 2020, the year also delivered challenges. Dr. Williams describes how he and the Company’s board of directors and advisors were able to lead BriaCell through the hardships of the COVID 19 pandemic.

The full interview can be heard at: https://www.smallcapvoice.com/interview-briacell-therapeutics-corp-btcx/

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

In a press release dated May 11, 2021, announced that Dr. William V. Williams, President & CEO of BriaCell, is scheduled to participate in the following virtual conferences:

●	Benzinga Global Small Cap Investor Conference: May 13-14, 2021

○	Dr. Williams will deliver his corporate presentation at 12:20pm ET on May 13, 2021.
○	Dr. Williams will also participate in a panel discussion titled “Investing Post COVID – Back to the Fundamentals” at 11:50am ET on May 13, 2021. The panel will discuss healthcare investing in the post COVID world.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://www.benzinga.com/events/small-cap/global/.

●	Q2 Investor Summit: May 17-18, 2021

○	Dr. Williams will deliver his corporate presentation at 2:00pm ET on May 17, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://investorsummitgroup.com/.

●	2021 LD Micro Invitational Investor Conference: June 8-10, 2021

○	Dr. Williams will deliver his corporate presentation at 12:00pm ET on June 9, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://ldmicrojune2021.mysequire.com/.

●	MarketsandMarkets 4th Annual Next Gen Immuno-Oncology Virtual Congress-US Edition: June 28-30, 2021

○	Dr. Williams will be speaking at the scientific conference at 11:30am ET on June 29, 2021.
○	The topic is “Personalized, off-the-shelf cellular immunotherapy for cancer”.
○	A copy of the presentation will be posted here: https://briacell.com/novel-technology/scientific-publications/.
○	For additional information on the conference and the speaker, please visit:

https://events.marketsandmarkets.com/4th-annual-next-gen-immuno-oncology-virtual-congress-us-edition/speakers

In a press release dated June 09, 2021, BriaCell announced that CEO Dr. William V. Williams would host a corporate and clinical update call on Wednesday, June 16, 2021 at 4:30 p.m. ET.

A telephonic replay of the call will be available through June 30, 2021 and may be accessed by calling 1-877-344-7529 (U.S. domestic) or 1-412-317-0088 (international) or 855-669-9658 (Canada) and using access code 10157385.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Research Grant, Personnel Change

As noted in a press release dated September 4, 2020, BriaCell announced that it has received a research grant from the Wiseman Cancer Research Foundation, a 501c(3) nonprofit organization based in Beverly Hills, CA. The research grants are awarded to individual scientists or entities that pursue outstanding research in immuno-oncology. Dr. Charles L. Wiseman, BriaCell’s Scientific Founder and Director currently serves as President of the Wiseman Cancer Research Foundation.

On a separate note, BriaCell announced that Senior Director, R&D, Markus Lacher, Ph.D., has left BriaCell to pursue other career interests.

As part of a press release dated May 11, 2021, BriaCell announced the appointment of Miguel A. Lopez-Lago, Ph.D. as Senior Director, Research and Development. Since 2000, Dr. Lopez-Lago has been working as a cancer scientist at Memorial Sloan-Kettering Cancer Center, New York (MSKCC). Specifically, he has investigated various aspects of tumor biology, including the development of targeted therapies for Mesothelioma and the characterization of the biological mechanisms underlying cancer metastasis. More recently, Dr. Lopez-Lago has been interested in the study of the tumor immune-microenvironment and in the development of immunotherapies for thoracic cancers using chimeric antigen receptor (CAR) T cell technologies. Since 2013, Dr. Lopez-Lago has been working as Senior Research Scientist at MSKCC. Dr. Lopez-Lago received his Bachelor of Science in Bio-Sciences and his doctorate in Molecular Biology from Santiago of Compostela University, Spain.

Collaboration with the National Cancer Institute

As noted in a press release dated November 10, 2020, BriaCell announced a Cooperative Research and Development Agreement with the National Cancer Institute (NCI, Center for Cancer Research), part of the National Institutes of Health, to develop novel off-the-shelf personalized therapeutics for cancer.

Specifically, BriaCell and the National Cancer Institute will work together to conduct pre-clinical studies to develop and test Bria-OTS™, BriaCell’s off-the-shelf personalized immunotherapy, as a treatment for cancer to improve upon and broaden applicability of this therapeutic approach. BriaCell and NCI will use their combined expertise in tumor immunology, molecular biology and development of cellular therapies to design preclinical studies which are intended to trigger the immunologic pathways necessary to create potent immune responses against cancer in mouse models. The goal of the collaboration is to develop novel therapeutics for future clinical collaborations, allowing cancer patients to potentially benefit from potent and personalized cancer immunotherapy in the future.

The NCI research will be led by Jay A. Berzofsky, M.D., Ph.D., Chief of the Vaccine Branch, Center for Cancer Research. As Chief, Dr. Berzofsky oversees the NCI Vaccine Branch’s basic, translational, and clinical research in cancer and retroviral vaccines and immunotherapy.

Bria-OTS™ involves a simple saliva test to determine the HLA-type of individual patients with breast cancer who are being evaluated for possible treatment with this novel therapy. BriaCell foresees engineering only 15 unique HLA-types (molecules), collectively referred to as Bria-OTS™, to allow sufficient HLA coverage to be able to treat >99% of the population. BriaCell then anticipates treating each patient with the appropriate pre-manufactured Bria-OTS™ formulation based on the particular patient’s HLA-type, depending on the outcome of the proposed preclinical studies.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Due to COVID-19 and current lack of funds, the cooperative agreement has not yet initiated.

Pipeline Expansion

In a press release dated June 16, 2021, BriaCell announced the advancement of its targeted oncology therapeutics into several novel immunotherapy cell lines: Bria-Pros™ for prostate cancer, Bria-Mel™ for melanoma, and Bria-Lung™ for lung cancer.

BriaCell’s immunotherapy treatment appeared most effective in breast cancer when the patient human leukocyte antigen molecules (HLA-type) matched with the targeted immunotherapy, allowing BriaCell to potentially identify patients most likely to respond to the treatment. The novel approach uses an HLA-typing test - a simple and widely available test. Using its proprietary cell engineering technology, BriaCell is now developing off-the-shelf personalized immunotherapy, utilizing this “HLA-matching” platform technology, for multiple cancer indications:

Bria-Pros™: Bria-Pros™ is an off-the-shelf personalized immunotherapy for prostate cancer. Prostate cancer, aside from non-melanoma skin cancer, is the most common cancer among men in the United States. It is also one of the leading causes of cancer death in men. With over 200,000 new cases diagnosed each year, over 30,000 men died of prostate cancer in 2017. Current treatments for metastatic prostate cancer include immunotherapy, hormone therapy, chemotherapy and targeted treatments. However, none of these treatments are curative. Newer therapies are needed for advanced prostate cancer.

Bria-Mel™: Bria-Mel™ is an off-the-shelf personalized immunotherapy for melanoma. There are over 80,000 cases of melanoma diagnosed each year in the United States and over 8,000 deaths annually. Treatment for advanced melanoma includes immunotherapy, targeted therapy and chemotherapy. There remains a significant opportunity for safe and effective new therapies for melanoma.

Bria-Lung™: Bria-Lung™ is an off-the-shelf personalized immunotherapy for lung cancer. Lung cancer is the third most common cancer in the United States. Over 230,000 cases are diagnosed each year in the United States and over 130,000 people die each year from lung cancer. The most common type of lung cancer is called non-small cell lung cancer (NSCLC) and when it has spread (metastatic), current treatments include targeted therapies, immunotherapy and chemotherapy but treatment is unlikely to cure these cancers. The high number of deaths each year highlights the need for new, effective and safe therapies.

BriaCell anticipates commencing clinical trials for these novel therapies in 2022. Bria-OTS™ in advanced breast cancer (essentially matching the Bria-IMT™ immunotherapy to each patient) remains on track to commence patient dosing in 2021.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

4. Selected Financial Information

The following financial data prepared in accordance with IFRS in Canadian dollars is presented for the three and nine month periods ended April 30, 2021 and 2020.

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020
Expenses:
Research and development costs	$498,704	$281,677	$885,258	$2,502,374
General and administration costs	2,940,051	413,797	3,254,380	1,633,919
Share-based compensation	2,466,224	292	2,466,224	2,071
Total Expenses	5,904,979	695,766	6,605,862	4,138,364

Operating Loss	(5,904,979)	(695,766)	(6,605,862)	(4,138,364)

Finance expense	(76,679)	(4,946)	(152,245)	(11,154)
Change in fair value of warrant liability	10,908,051	-	10,908,051	-
Change in fair value of convertible loan	-	-	-	(79,119)
Loss on extinguishment of debt	(216,098)	-	(247,098)	-
Foreign exchange loss	(1,086,653)	63	(1,086,653)	(20,033)
	9,528,621	(4,883)	9,422,055	(110,306)

Profit (Loss) For The Period	3,623,642	(700,649)	2,816,193	(4,248,670)
Items That Will Subsequently Be Reclassified To Profit Or Loss
Foreign currency translation adjustment	(142,004)	(134,962)	65,399	(146,157)
	(142,004)	(134,962)	65,399	(146,157)
Items Reclassified To Profit Or Loss
Comprehensive Profit (Loss) for the Period	$3,481,638	$(835,611)	$2,881,592	$(4,394,827)

Basic Profit (Loss) Per Share	$0.77	$(1.16)	$1.38	$(6.20)

Basic Weighted Average Number Of Shares Outstanding	4,744,036	721,962	2,047,495	708,572

Fully Diluted Profit (Loss) Per Share	$0.77	$(1.16)	$1.35	$1.00

Fully Diluted Weighted Average Number Of Shares Outstanding	4,744,036	721,962	2,092,675	708,572

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Three-month period ended April 30, 2021, compared to the three-month period ended April, 2020

Research Costs

Research costs are comprised primarily of (i) Salaries and wages to Company employees at our laboratory; and (ii) Clinical trials and investigational drug costs, which include the testing and manufacture of our investigational drugs and costs of our clinical trials.

For the three-month period ended April 30, 2021, research costs amounted to $498,704 as compared to $281,677 for the three-month period ended April 30, 2020. In 2020, research costs were reduced as a result of the slow down in clinical trials due to the impact of COVID-19 on both patient recruitment and ongoing fundraising efforts of the Company. In 2021, the Company was able to increase activity following the Nasdaq Financing and easing of COVID-19 restriction.

General and Administrative Expenses

For the three-month period ended April 30, 2021, general and administrative expenses amounted to $2,940,051 as compared to $413,797 for the three-month period ended April 30, 2020. The increase is due mainly to Nadaq listing expenses, salaries, consulting and professional fees incurred by the Company during this period.

Share-based Compensation

For the three-month period ended April 30, 2021, share based compensation of $2,466,224 as compared to $292 for the three-month period ended April 30, 2020. The increase relates to stock options that were issued during the period with immediate vesting.

Finance expense

For the three-month period ended April 30, 2021, finance expenses amounted to $76,679 as compared to $4,946 for the three-month period ended April 30, 2020. Finance expense is incurred as a result of the receipt of interest-bearing convertible loan, short-term loans, interest incurred on late payments to vendors, interest on government grants and accretion expenses. The increase is due to an issuance and repayment of a convertible loan and interest on the short-term loans. All of the short-term loans were repaid as of April 30, 2021.

Change in fair value of warrant liability

For the three-month period ended April 30, 2021, the decrease in fair value of the warrant liability amounted to $10,908,051 as compared to $ nil for the three-month period ended April 30, 2020. The warrant liability arises from warrants that have an exercise price (in USD) which is different from the Company’s functional currency.

Loss on extinguishment of debt

For the three-month period ended April 30, 2021, the loss on extinguishment of debt amounted to $216,098 as compared to $ nil for the three-month period ended April, 2020. The loss in 2021 relates primarily to the repayment of the convertible note issued in November 2020.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Foreign Exchange Profit (loss)

For the three-month period ended April 30, 2021, the foreign exchange loss of $1,086,653 as compared to a profit of $63 for the three-month period ended April 30, 2020. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States and Canada, most of its monetary assets are held in US dollars and most of its expenditures in the United States are made in US dollars. The Company has not hedged its exposure to currency fluctuations.

Loss for the period

The Company reported a profit for the three-month period ended April 30, 2021 of $3,623,642 as compared to a loss of $700,649 for the three-month period ended April, 2020. The primary reason for the change from loss to profit in 2021 is due to the decrease in fair value of the warrant liability.

Comprehensive loss for the period

The Company reported a comprehensive profit for the three-month period ended April 30, 2021 of $3,481,638 as compared to a comprehensive loss of $835,611 for the three-month period ended April 30, 2020. The primary reason for increase in the loss in 2021 is due to the increase in general and administration costs, increase in share-based compensation and the foreign exchange loss.

The difference between net loss and comprehensive loss results from the foreign currency translation adjustment that arises upon the translation of the accounting records of the Company’s US subsidiary, whose functional currency is the US dollar into Canadian dollars for financial statement presentation purposes.

Nine Month period ended April 30, 2021, compared to the nine month period ended April 30, 2020

Research Costs

For the nine-month period ended April 30, 2021, research costs amounted to $885,258 as compared to $2,502,374 for the nine-month period ended April 30, 2020. The significant decrease relates to the slow down in clinical trials due the effects of COVID-19 and lack of funds, prior to the completion of the Nasdaq Financing. As noted above, there is an increase in research expenditure during the last three months ended April 30, 2021

General and Administrative Expenses

For the nine-month period ended April 30, 2021, general and administrative expenses amounted to $3,254,380 as compared to $1,633,919 for the nine-month period ended April 30, 2020. The increase is due mainly to NASDAQ filing expenses, salaries, consulting and professional fees incurred by the Company during this period.

Share-based Compensation

For the nine-month period ended April 30, 2021, share based compensation of $2,466,224 as compared to $2,071 for the nine-month period ended April 30, 2020. The increase relates to stock options that were issued during the period with immediate vesting.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Finance expense

For the nine-month period ended April 30, 2021, finance expense amounted to $152,245 as compared to $11,154 for the nine-month period ended April 30, 2020. Finance expense is incurred as a result of the receipt of interest-bearing convertible loan, short-term loans, interest incurred on late payments to vendors, interest on government grants and accretion expenses. The increase is due to an issuance and repayment of a convertible loan and interest on the short-term loans. All of the short-term loans were repaid as of April 30, 2021.

Change in fair value of a warrant liability

For the nine-month period ended April 30, 2021, the decrease in fair value of a financial instrument amounted to $10,908,051 as compared to $ nil for the nine-month period ended April 30, 2020. The warrant liability arises from warrants that have an exercise price (in USD) which is different for the Company’s functional currency.

Change in fair value of convertible loan

For the nine-month period ended April 30, 2021, the change in fair value of convertible loan amounted to $ nil as compared to $79,119 for the nine-month period ended April, 2020. The loss in 2020 related to the change in fair value of a convertible loan that was repaid in September 2019.

Loss on extinguishment of debt

For the nine-month period ended April 30, 2021, the loss on extinguishment of debt amounted to $247,098 as compared to $ nil for the nine-month period ended April, 2020. The loss relates primarily to the repayment of the convertible note issued in November 2020.

Foreign Exchange Loss

For the nine-month period ended April 30, 2021, the foreign exchange loss of $1,086,653 as compared to $20,033 for the nine-month period ended April 30, 2020. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in the United States and Canada, most of its monetary assets are held in US dollars and most of the Company’s expenditures in the United States are made in US dollars. The Company has not hedged its exposure to currency fluctuations.

Loss for the period

The Company reported a profit for the nine-month period ended April 30, 2021 of $2,816,193 as compared to a loss of $4,248,670 for the nine-month period ended April 30, 2020. The primary reason for change from loss to profit in 2021 is due to the decrease in fair value of the warrant liability.

Comprehensive loss for the period

The Company reported a comprehensive loss for the nine-month period ended April 30, 2021 of $2,881,592 as compared to a comprehensive loss of $4,394,827 for the nine-month period ended April 30, 2020. The primary reason for change from loss to profit in 2021 is due to the decrease in fair value of the warrant liability.

The difference between net loss and comprehensive loss results from the foreign currency translation adjustment that arises upon the translation of the accounting records of the Company’s US subsidiary, whose functional currency is the US dollar into Canadian dollars for financial statement presentation purposes.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

5. Summary of Quarterly Results

The following is a summary of the Company’s quarterly results for the last eight quarters ended April 30, 2021:

	April 30	January 31	October 31	July 31
	2021	2021	2020	2020
Total revenue	$-	$-	$-	$-
Net profit (loss) before income taxes	$3,623,642	$(289,848)	$(517,601)	$(713,653)
Net profit (loss) for the period	$3,623,642	$(289,848)	$(517,601)	$(713,653)
Basic profit (loss) per share	$0.77	$(0.37)	$(0.67)	$(0.77)

	April 30	January 31	October 31	July 31
	2020	2020	2019	2019
Total revenue	$-	$-	-	$-
Net profit (loss) before income taxes	$(700,649)	$(1,882,946)	(1,646,973)	$(1,635,881)
Net profit (loss) for the period	$(700,649)	$(1,882,946)	(1,646,973)	$(1,635,881)
Basic profit (loss) per share	(1.16)	$(2.63)	(2.44)	$(2.49)

Net profit (loss) per quarter is primarily a function of the research and operational activity during that quarter. There is no seasonal trend. From the quarter ended July 2019 through to the quarter ended January 31, 2021, the Company’s quarterly loss increased due to the costs incurred in the ongoing Phase I/IIa clinical trial. During the last four quarters, the trial slowed due to the effects of COVID-19 and a lack of funds. The primary reason for change from loss to profit in the quarter ended April 30, 2021, is due to the decrease in fair value of the warrant liability, offset partially by the significant costs incurred in the completion of our Nasdaq Listing and a one-time charge related to stock options issued to directors and officers following the successful listing and public offering.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

6. Liquidity

As at April 30, 2021, the Company has a working capital of $25,326,898 (July 31, 2020 – negative $4,548,526) and an accumulated deficit of $17,196,511 (July 31, 2020 - $22,326,312). In June 2021, the Company completed a private placement of gross proceeds of US$27.2 million. As of June 28, 2021 we have approximately $71 million (US$57.4 million) in cash.

Nine-month period ended April 30, 2021, compared to nine months period ended April 30, 2020

During the nine-month period ended April 30, 2021, the Company’s overall position of cash increase by $24,622,916 from the year ended July 31, 2020 (including effects of foreign exchange). This increase in cash can be attributed to the following:

The Company’s net cash used in operating activities during the nine-month period ended April 30, 2021 was $7,130,572 as compared to $1,204,076 for the nine-month period ended April 30, 2020. This increase is mostly due to the change in fair value of a warrant liability, offset in part by the net profit for the period.

Cash provided by financing activities for the nine-month period ended April 30, 2021 was $32,805,649 as compared to $1,229,255 for the nine-month period ended April 30, 2020. Cash provided in 2021 was mainly from a Nasdaq Financing in February 2021, and from the receipt of a convertible loan and short terms loans, offset by the repayment of these loans. In the prior period cash was provided from two private placements and receipt of short-term loans, offset by the repayment of an unsecured convertible loan.

7. Capital Resources

At April 30, 2021, the Company’s capital resources consist primarily of cash.

8. Off Balance Sheet Arrangements

The Company has not entered into any off-Balance Sheet arrangements.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

9. Transactions Between Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company.

Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of April 30, 2021, included in accounts payable and accrued liabilities and short-term loans are amounts owing to a company controlled by an officer in the amount of $8,000 (July 31, 2020 - $52,500) for consulting fees and a short-term loan; and amounts owing to directors of $31,523 (July 31, 2020 - $602,287) for directors’ fees and short term loans.

During the three and nine months period ended April 30, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended		Nine month period ended
	April 30,		April 30,
	2021	2020	2021	2020

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$100,500	$10,500	$121,500	$31,500
b) Paid or accrued consulting fees to companies controlled by individual directors.	$9,439	$5,325	$29,004	$25,425
c) Paid or accrued wages and consulting fees to directors	$120,565	$147,125	$367,415	$432,671
d) Share based compensation to directors and officers	$2,106,273	$-	$2,106,273	$-

a.	Paid or accrued consulting to Ninety Six Capital Ltd, a company controlled by Gadi Levin, the Company’s CFO.
b.	Paid or accrued consulting to Stratpath Management Inc, a Company controlled by Mr. Vaughn C. Embro-Pantalony.
c.	Paid or accrued wages and directors’ fees to directors: Mr. Jamieson Bondarenko, Dr. Charles Wiseman, Dr. William V. Williams, and Dr. Rebecca Taub.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

10. Financial Instruments and Financial Risk Exposures

The Company’s financial instruments consist of cash, short term investments, amounts receivable, investments and accounts payable and accrued liabilities and short term loans. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Management understands that the Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates as its research operations are located in the United States, and the Company’s functional and presentation currency is the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The overall objectives of the Board are to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

The type of risk exposure and the way in which such exposure is managed is as follows:

a.	Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments is remote.

b.	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of April 30, 2021, the Company has a working capital balance of $25,326,898 (July 31, 2020 – negative working capital of $4,548,526).

.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

c.	Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include both fixed and variable interest rates; however, the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in a foreign currency (mainly its research operations which are conducted primarily in the United States of America in US dollars) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. denominated accounts payable and cash. As of April 30, 2021, a 5% depreciation or appreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $1,220,000 (July 31, 2020 - $175,000) decrease or increase, respectively, in total loss and comprehensive loss.

d.	Fair Values

The carrying values of short-term investments, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity.

The cash, short term investments and investments are valued using quoted market prices in active markets.

11. Critical Estimates and Judgements

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

■	The series of loans made to the subsidiary company are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through compressive loss. If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through profit or loss.

■	Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

■	The Company uses the Black-Scholes option-pricing model to estimate fair value of the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

12. New Accounting Policies Adopted

No new accounting polices were adopted during the three and nine months period ended April 30, 2021.

13. Commitments

The Company’s lease arrangement for office space in Berkeley, California ended January 31, 2021 and the lease commitment is currently on a monthly basis in the amount of approximately $3,500 per month through to December 31, 2022.

14. Other Information

The following details the common shares, warrants, compensation warrants, and stock options, warrants outstanding as of the date of this MD&A.

Common Shares

Authorized unlimited common shares, without par value issued and outstanding shares as at June 29, 2021: 15,209,800

Pre-funded warrants: 50,000

Share Purchase Warrants

Number	Exercise	Exercisable At	Expiry
Of Warrants	Price	June 29, 2021	Date

26,050	$36.00	26,050	October 2021-July 2022
51,698	5.42	51,698	November 16, 2025
3,347,053	6.53	3,347,053	February 26, 2026
882,352	6.53	882,352	April 21, 2026
5,170,343	7.60	5,170,343	November 7, 2026
9,477,496		9,477,496

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Compensation Warrants

Number Of
Compensation	Exercise	Exercisable
Warrants	Price	June 29, 2021	Expiry Date
4,890	$36.00	4,890	November 16, 2025
258,517	$7.60	258,517	June 7, 2026
263,407		263,407

Stock Options

Number of Options	Exercise Price	Exercisable At June 29, 2021	Expiry Date
1,667	$60.00	1,667	March 10, 2022
833	$42.00	833	July 1, 2023
166	$21.00	166	September 9, 2024
612,000	$5.11	612,000	March 29, 2026
60,000	$5.31	60,000	April 19, 2026
674,666		674,666

15. Risks and Uncertainties

History of Operating Losses

BriaCell is a development stage corporation that to date has not recorded any revenues from the sale of diagnostic or therapeutic products. Since incorporation, BriaCell has accumulated net losses and expects such losses to continue as it commences product and pre-clinical development and eventually enters into license agreements for its technology. Management expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. BriaCell has neither a history of earnings nor has it paid any dividends and it is unlikely to pay dividends or enjoy earnings in the immediate or foreseeable future.

Early Stage Development

The Company expects to spend a significant amount of capital to fund research and development. As a result, the Company expects that its operating expenses will increase significantly and, consequently, it will need to generate significant revenues to become profitable. Even if the Company does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Company cannot predict when, if ever, it will be profitable. There can be no assurances that the Intellectual Property of BriaCell, or other technologies it may acquire, will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed. The Company will be undertaking additional laboratory studies or trials with respect to the Intellectual Property of BriaCell, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Ability to Manage Growth

Anticipated growth in all areas of BriaCell’s business is expected to continue. The Company expects operating expenses and staffing levels to increase in the future. To manage such growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. Any failure to implement cohesive management and operating systems, to add resources on a cost-effective basis or to properly manage the Company’s expansion could have a material adverse effect on its business and results of operations.

Unproven Market

The Company believes that the anticipated market for its potential products and technologies if successfully developed will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Manufacturing, Pharmaceutical Development and Marketing Capability

The Company does not expect to have any in-house manufacturing, pharmaceutical development or marketing capability. To be successful, a product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and in reasonable time frames and at accepted costs. The Company intends to contract with third parties to develop its products. No assurance can be given that the Company or its suppliers will be able to meet the supply requirements in respect of the product development or commercial sales.

Production of therapeutic products may require raw materials for which the sources and amount of supply are limited, or may be hindered by quality or scheduling issues in respect of the third party suppliers over which the Company has limited control. An inability to obtain adequate supplies of raw materials could significantly delay the development, regulatory approval and marketing of a product. The Company is significantly reliant on third party consultants and contractors to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Company’s success.

To be successful, an approved product must also be successfully marketed. The market for the Company’s product being developed by the Company may be large and will require substantial sales and marketing capability. At the present time, the Company has no internal capability to market pharmaceutical products. The Company may enter into one or more strategic partnerships or collaborative arrangements with pharmaceutical companies or other companies with marketing and distribution expertise to address this need. If necessary, the Company will establish arrangements with various partners for geographical areas. There can be no assurance that the Company can market, or can enter into a satisfactory arrangement with a third party to market a product in a manner that would assure its acceptance in the market place.

Should the Company not establish marketing and distribution strategic partnerships and collaborative arrangements on acceptable terms, and undertake some or all of those functions, the Company will require significant additional human and financial resources and expertise to undertake these activities, the availability of which is not guaranteed.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

The Company may rely on third parties for the timely supply of raw materials, equipment, contract manufacturing, and formulation or packaging services. Although the Company intends to manage these third party relationships to ensure continuity and quality, some events beyond the Company’s control could result in complete or partial failure of these goods and services. Any such failure could have a material adverse effect on the financial conditions and result of operation of the Company.

Pre-Clinical Studies and Initial Clinical Trials are not Necessarily Predictive of Future Results

Pre-clinical tests and Phase I/II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. Any pre-clinical data and the clinical results obtained for BriaCell’s technology may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities to meet the needs of the Company’s business. The Company will be dependent on third-party manufacturers for the pharmaceutical products that it markets. An inability to obtain raw materials or product supply could have a material adverse impact on the Company’s business, financial condition and results of operations.

Liquidity and Need for Additional Capital and Access to Capital Markets

The Company anticipates that additional capital will be required in the future. It is anticipated that future research, additional pre-clinical and toxicology studies and manufacturing initiatives, including that to prepare for market approval and successful product market launch will require additional funds. Further financing may dilute the current holdings of Shareholders and may thereby result in an investment loss for the shareholders. There can be no assurance that the Company will be able to obtain adequate financing, or financing on terms that are reasonable or acceptable for these or other purposes, or to fulfill the Company’s obligations under various license agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further research and development of the Company’s technologies with the possible loss of license rights to these technologies.

Although the Company’s common shares are listed for trading on the TSXV and NASDAQ, there can be no assurance that a liquid market will exist which may have an adverse effect on the market price of the Company’s common shares.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Competition

The market for cancer therapeutics is highly competitive. The Company will compete with other research teams who are also examining potential therapeutics with regards to autoimmune diseases and disorders. Many of its competitors have greater financial and operational resources and more experience in research and development than the Company. These and other companies may have developed or could in the future develop new technologies that compete with the BriaCell’s technologies or even render its technologies obsolete. Competition in cancer therapeutics markets is primarily driven by timing of technological introductions; ability to develop, maintain and protect proprietary products and technologies; and expertise of research and development team.

Dependence on Third Parties

Due to the complexity of the process of developing pharmaceutical products which includes immunotherapeutic products and therapeutic vaccines, the Company’s business may depend on arrangements with pharmaceutical and biotechnology companies, corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, technology rights, manufacturing, marketing and commercialization of its products. Such agreements could obligate the Company to diligently bring potential products to market, make milestone payments and royalties that, in some instances, could be substantial, and incur the costs of filing and prosecuting patent applications. There can be no assurance that the Company will be able to establish or maintain collaborations that are important to its business on favorable terms, or at all.

A number of risks arise from the Company’s potential dependence on collaborative agreements with third parties. Product development and commercialization efforts could be adversely affected if any collaborative partner terminates or suspends its agreement with the Company, causes delays, fails to on a timely basis develop or manufacture in adequate quantities a substance needed in order to conduct clinical trials, fails to adequately perform clinical trials, determines not to develop, manufacture or commercialize a product to which it has rights, or otherwise fails to meet its contractual obligations. The Company’s collaborative partners could pursue other technologies or develop alternative products that could compete with the products the Company is developing.

The Company has signed Non-Disclosure Agreements (“NDA”) with many different third parties as is customary in the industry. There is no guarantee that, despite the terms of the NDA which bind third parties, the Company will ultimately be able to prevent from such third parties from breaching their obligations under the NDA. Use of the Company’s confidential information in an unauthorized manner is likely to negatively affect the Company.

Intellectual Property

BriaCell’s success depends to a significant degree upon its ability to develop, maintain and protect proprietary products and technologies. BriaCell files patent applications in the United States and in foreign jurisdictions as part of its strategy to protect its Intellectual Property. However, patents provide only limited protection of BriaCell’s Intellectual Property. The assertion of patent protection involves complex legal and factual determinations and is therefore uncertain and expensive. BriaCell cannot provide assurances that patents will be granted with respect to any of its pending patent applications, that the scope of any of its patents will be sufficiently broad to offer meaningful protection, or that it will develop additional proprietary technologies that are patentable. BriaCell’s current patents could be successfully challenged, invalidated or circumvented. This could result in BriaCell’s patent rights failing to create an effective competitive barrier. Losing a significant patent or failing to get a patent to issue from a pending patent application that BriaCell considers significant could have a material adverse effect on the Company’s business. The laws governing the scope of patent coverage in various countries continue to evolve. The laws of some foreign countries may not protect BriaCell’s intellectual property rights to the same extent as the laws of United States. BriaCell holds patents only in selected countries. Therefore, third parties may be able to replicate BriaCell technologies covered by BriaCell’s patents in countries in which it does not have patent protection.

Litigation to Protect the Company’s Intellectual Property

The Company’s future success and competitive position depends in part upon its ability to maintain its Intellectual Property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to the Company will not be challenged. The Company’s ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who it believes to be infringing its rights. In addition, enforcement of the Company’s patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, the Company’s involvement in intellectual property litigation could have a material adverse effect on its ability to distribute any products that are the subject of such litigation. In addition, the Company’s involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use responsibilities, whether or not such litigation is resolved in the Company’s favor.

Legal Proceedings

In the course of the Company’s business, the Company may from time to time have access to confidential or proprietary information of third parties, and these parties could bring a claim against the Company asserting that it has misappropriated their technologies and had improperly incorporated such technologies into the Company’s products.

Due to these factors, there remains a constant risk of intellectual property litigation affecting the Company’s business. In the future, the Company may be made a party to litigation involving intellectual property matters and such actions, if determined adversely, could have a material adverse effect on the Company.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Dependence upon Management

Although the Company is expected to have experienced senior management and personnel, the Company will be substantially dependent upon the services of a few key personnel, particularly Dr. Dr. William V. Williams and the professionals for the successful operation of its business. Phase I of the Company’s research and development is planned to be completed by qualified professionals and is expected to concentrate on engaging the pharmaceutical companies for the licensing of the new vaccine candidates. The loss of the services of any of these personnel could have a material adverse effect on the business of the Company. The Company may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high technology enterprises, including biotechnology, and healthcare companies, universities and non-profit research institutions. If it loses any of these persons, or is unable to attract and retain qualified personnel, its business, financial condition and results of operations may be materially and adversely affected.

Other legislation or regulatory proposals may affect the Company’s revenues and profitability

Existing and proposed changes in the laws and regulations affecting public companies may cause the Company to incur increased costs as the Company evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available.

The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Company’s board of directors, or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Company’s general and administrative costs to increase beyond what the Company currently has planned. Although the Company evaluates and monitors developments with respect to new rules and laws, the Company cannot predict or estimate the amount of the additional costs the Company may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Company compliant with such new rules and laws.

If the Company experiences a data security breach and confidential information is disclosed, the Company may be subject to penalties and experience negative publicity

The Company and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Company to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Company may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Company is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Company’s business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

BriaCell Therapeutics Corp Management’s Discussion and Analysis For the three and nine months period ended April 30, 2021

Effects of COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effect relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

16. MD&A Preparation

This MD&A was prepared as of June 29, 2021. This MD&A should be read in conjunction with the consolidated financial statements for three and nine month periods ended April 30, 2021. This MD&A is intended to assist the reader’s understanding of BriaCell Therapeutics Corp. and its operations, business, strategies, performance and future outlook from the perspective of management. The documents mentioned above, as well as news releases and other important information may be viewed through the SEDAR website at www.sedar.com.

Managements Responsibility for Financial Statements

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

BriaCell’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors annually, and is free to meet with them throughout the year.